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                              November 2, 2021

       Leanne Cunningham
       Chief Financial Officer
       Brown-Forman Corporation
       850 Dixie Highway
       Louisville, Kentucky 40210

                                                        Re: Brown-Forman
Corporation
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2021
                                                            Filed June 21, 2021
                                                            File No. 001-00123

       Dear Ms. Cunningham:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2021

       Managements Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   1. We note that you present non-GAAP measures adjusted for the "estimated net change in distributor
inventories." Please clarify for us what this adjustment represents and explain in sufficient detail
how you calculate the amounts. Also tell us how you considered
                                                        Question 100.04 of the
Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
   2. Please expand your disclosure to include discussion and analysis, with equal or greater prominence, of the most
directly comparable GAAP financial measure to underlying
                                                        measures. We note that
your results of operations discussions primarily focus on the year-
                                                        over-year changes in
the underlying measures as opposed to movements in the GAAP
                                                        measures. Refer to Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
 Leanne Cunningham
Brown-Forman Corporation
November 2, 2021
Page 2
Notes to Consolidated Financial Statements
1. Accounting Policies
Inventories, page 63

3. You disclose that inventories are valued at the lower of cost or net realizable value.
         Please clarify if you recognize your LIFO inventories at the lower of cost or market or lower of cost or net realizable value and revise your disclosures accordingly. See ASC
         330-10-35-1B through -7.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 with any questions.



FirstName LastNameLeanne Cunningham                           Sincerely,
Comapany NameBrown-Forman Corporation
                                                              Division of
Corporation Finance
November 2, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName